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FORM 4
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
                                 U.S. SECURITIES AND EXCHANGE COMMISSION                  ---------------------------
                                          WASHINGTON, DC 20549                                    OMB APPROVAL
                                                                                          ---------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               OMB Number:       3235-0287
/ / Check box if no                                                                       Expires: September 30, 1998
    longer subject to         Filed pursuant to Section 16(a) of the Securities           Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the              hours per response..... 0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935              ---------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Welsch,        Dennis                         Kaufman and Broad Home Corporation (KBH)          Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director         10% Owner
    (Last)        (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
    10990 Wilshire Blvd., Suite 800               Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         May 1998           ----        title ---       below)
                 (Street)                                                 ------------------                below)
    Los Angeles, California 90024                                         5. If Amendment,          Vice President; Treasurer
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                  X   Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock $1.00 Par Value      12/1/97   A     V        614    A(1)
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Common Stock $1.00 Par Value      12/1/97   F     V        292     D        $21.875
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Common Stock $1.00 Par Value        (2)    M(2)          4,500    A(2)
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Common Stock $1.00 Par Value        (2)    S(2)          3,572    D(2)      $23.7435           7,175            D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

                                       Potential persons who are to respond to the collection of information                  (Over)
                                       contained in this form are not required to respond unless the form            SEC 1474 (7-97)
                                       displays a currently valid OMB control number.                                    Page 1 of 3




FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Employee Stock Options                                                                           Common
(right to buy)               $21.59       12/5/97    A    V    10,000            (4)   12/4/12   Stock     10,000
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Employee Stock Options                                                                           Common
(right to buy)               $14.56         (2)     M(2)               2,000     (5)   1/24/11   Stock      2,000
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Employee Stock Options                                                                           Common
(right to buy)               $14.125        (2)     M(2)               2,500     (5)   1/19/12   Stock      2,500
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Employee Stock Options                                                                           Common
(right to buy)               $23.7435     5/28/98   A(3)  V     3,572          5/28/98 5/27/13   Stock      3,572
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
                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                10,000                    D
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                                 3,000                    D
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                                 5,000                    D
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                                 3,572                    D
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Explanation of Responses:

Please see attached continuation sheets.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   /s/ Kimberly N. King            6-10-98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                 ------------------------------- -------
                                                                                            **Signature of Reporting Person   Date
                                                                                                Kimberly N. King
                                                                                                Attorney-in-Fact for
                                                                                                Dennis Welsch

Note. File three copies of this form, one of which must be manually signed.                                            Page 2 of 3
  If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7/97)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


------
FORM 4
------
(Continuation)
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

---------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol

    Welsh           Dennis                        Kaufman and Broad Home Corporation (KBH)
---------------------------------------------  ----------------------------------------------
  (Last)          (First)          (Middle)                               4. Statement for
                                                                             Month/Year
10990 Wilshire Blvd., Suite 800
---------------------------------------------                                 May 1998
                 (Street)                                                 -------------------

Los Angeles, California 90024
---------------------------------------------
  (City)           (State)           (Zip)


---------------------------------------------

EXPLANATION OF RESPONSES (CONTINUED)

(1) Common stock awarded as part of reporting person's 1997 performance-based incentive compensation under registrant's 1988 Employee Stock Plan (the "1988 Plan"). The shares cannot be sold until first anniversary of date of grant.

(2) Broker-assisted exercise/sale pursuant to registrant's Executive Stock Ownership Policy which requires reporting person within next 3 years to own shares of common stock with a value equal to his annual salary, and to maintain such share ownership throughout his employment. (See registrant's 6/10/98 press release.) Exercise/sale occurred over 4 trading days in May 1998 (5/22, 5/26, 5/27 and 5/28). Shares were sold solely to cover tax liability upon exercise and exercise price; sales price is blended average sales price.

(3) Fair market value replacement options awarded under the 1988 Plan in accord with registrant's Executive Stock Ownership Policy. (See registrant's 6/10/98 press release.) Number of options awarded is limited to shares sold to pay tax liability and exercise prices. (See footnote 3).

(4) Options vest(ed) in 33-1/3% increments each year on the anniversary of date of grant, with full vesting occurring on the third (3rd) anniversary of date of grant.

(5) Options vested in 20% increments each year on the anniversary of date of grant.


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